EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

5th September, 2003.

Attn: Filing Desk - Stop 1-4

03032351

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th August 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 5th September 2003 confirming that Standard Life Group has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 4th September 2003, held 25,214,034 shares, being 3.197% of the shares in issue.

Yours faithfully,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

dlw 9/30

SEC MAIL PROCESSING RECEIVED
SEP 29 2003
WASH. D.C. 155 SECTION

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 03/33

Company Announcements Office,
London Stock Exchange.

5th September, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Standard Life Investments Ltd, in a letter dated 5th September 2003 and received by fax today, that Standard Life Group has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 4th September 2003, held 25,214,034 shares, being 3.197% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH. D.C.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001